UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2021

Commission File Number 001-14370

COMPANIA DE MINAS BUENAVENTURA S.A.A.
(Exact name of registrant as specified in its charter)

BUENAVENTURA MINING COMPANY INC.
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

CARLOS VILLARAN 790
SANTA CATALINA, LIMA 13, PERU
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Buenaventura Announces Promotion of Aldo Massa to Vice President of Business Development and Commercial

LIMA, Peru--(BUSINESS WIRE)--January 4, 2021--Compañia de Minas Buenaventura S.A.A. (“Buenaventura” or “the Company”) (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru’s largest publicly-traded precious metals mining company, is pleased to announce the promotion of Mr. Aldo Massa to Vice President of Business Development and Commercial, effective immediately. In his previous role within the Company, Mr. Massa served as Buenaventura’s Commercial Manager.

Leandro Garcia, Chief Executive Officer of Buenaventura, commented, “Aldo is a valued and trusted leader, and a seasoned and passionate expert in his field, who has been integral to our past achievements. His significant experience in the mining sector, particularly in commercial area, will continue to drive our Company’s growth and continued success. Despite his relatively brief tenure at Buenaventura, he has quickly demonstrated his considerable leadership skills, ability to negotiate, and will be integral in developing our relationships with key partners and constituencies. I therefore am very pleased to announce this promotion.”

Mr. Massa served as Buenaventura’s Commercial Manager since February 2020. He has more than 23 years of mining industry experience with Companies including Southern Copper Corporation, part of the Mexico Group, where he held the role of Corporate Commercial Director for Peru, Mexico, the United States and Spain.

Mr. Massa received a bachelor’s Degree in Business Administration from the Universidad de Lima and received an MBA from Universidad del Pacifico, also in Lima.

Company Description
Compañía de Minas Buenaventura S.A.A. is Peru’s largest, publicly traded precious and base metals Company and a major holder of mining rights in Peru. The Company is engaged in the exploration, mining development, processing and trade of gold, silver and other base metals via wholly-owned mines and through its participation in joint venture projects. Buenaventura currently operates several mines in Peru (Orcopampa*, Uchucchacua*, Julcani*, Tambomayo*, El Brocal, La Zanja and Coimolache). The Company owns 43.65% of Minera Yanacocha S.R.L (a partnership with Newmont Mining Corporation), an important precious metal producer and 19.58% of Sociedad Minera Cerro Verde, an important Peruvian copper producer. For a printed version of the Company’s 2019 Form 20-F, please contact the persons indicated above, or download a PDF format file from the Company’s web site. (*) Operations wholly owned by Buenaventura.

Contacts

Lima:
Daniel Dominguez, Chief Financial Officer
(511) 419 2540

Rodrigo Echecopar, Head of Investor Relations
(511) 419 2591 / rodrigo.echecopar@buenaventura.pe

NY:
Barbara Cano
(646) 452 2334
barbara@inspirgroup.com

Company Website: www.buenaventura.com

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

By: /s/ DANIEL DOMINGUEZ

Name: Daniel Dominguez

Title: Chief Financial Officer

Date: January 4, 2021